December 18, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Mail Stop 3720
Washington, D.C.  20549
Attention:   Paul Fischer, Staff Attorney

Re:                             VCampus Corporation
Registration Statement on Form S-1
File No. 333-138808
Filed on November 17, 2006

Dear Mr. Fischer:

We write this letter on behalf of our client VCampus Corporation (the “Company”) in response to the comments of the staff of the SEC with respect to the above-captioned filing, as set forth in the staff’s comment letter dated December 11, 2006.  This response letter has been numbered to coincide with the staff’s comment letter.

Staff Comment:

1.  We note that you are registering for resale on the Form S-1 more than twice the number of shares of common stock that are currently outstanding, and that you have already registered a significant number of shares for resale by many of the same selling shareholders as reflected on the post-effective amendment on Form S-1 to Form S-3.  Given the nature and size of the transactions being registered, advise the staff of the company’s basis for determining that the transactions on the new Form S-1 are appropriately characterized as secondary offerings that are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Securities and Exchange Commission

December 18, 2006

Response:

1.  The Company respectfully advises the staff that it has analyzed and determined that the transactions being registered on the new Form S-1 are appropriately characterized as secondary offerings that are eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

Rule 415(a)(1)(i) provides that:

“(a)  Securities may be registered for an offering to be made on a continuous or delayed basis in the future.  Provided, that:

(1)  The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary…”

The Company believes it satisfies Rule 415(a)(1)(i) because it is registering securities on behalf of persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.

The Nature of the Transactions

All of the shares being registered for resale under the new S-1 were issued pursuant to valid and customary Section 4(2) private placement transactions negotiated at arms’ length to a select number of accredited investors with passive investment intent.  All of the private placements have been completed and are not ongoing.  None of the shares were issued or are issuable pursuant to any form of equity line arrangement.  Approximately 13.7 million of the total of 23.7 million shares being registered are issuable pursuant the convertible note private placement completed on September 25, 2006 (the “September 2006 Financing”).  The remaining approximately 10.0 million shares relate to two separate and distinct private placements of different classes of preferred stock to different groups of investors in December 2005 and March 2006 (the “Preferred Stock Financings”).  Each of Preferred Stock Financings occurred more than six months prior to the September 2006 Financing.  These 10.0 million shares were not issued in the September 2006 Financing, but rather represent additional shares of common stock that became automatically issuable to the investors in the prior Preferred Stock Financings as a result of customary price-based antidilution adjustments to their conversion price triggered by the September 2006 financing.

Securities and Exchange Commission

December 18, 2006

Our pre-existing contractual obligation to register these additional antidilution shares explains why there is commonality among some of the investors in the new S-1 with some of the investors in the Post-Effective Amendment.  Many of the shares registered for resale under the Post-Effective Amendment were issued more than a year ago, and in some cases more than two or three years ago.  In other words, this is not an ongoing offering, but rather reflects the Company merely honoring its pre-existing contractual obligation to register additional antidilution shares from prior offerings that are and were completed more than eight months ago.  The investors in the prior offerings had no control over the time or events that gave rise to the automatic antidilution adjustment to their conversion prices.

We also think it is revealing to note that of the 12 investors listed on the Selling Stockholders Table on page 23 of the new S-1, only one of them, David Holzer, participated in more than one of the three private placements covered by the new S-1.  In addition, the purchase price and type of security issued in each financing was substantially different and were not part of a common financing plan.  Each transaction was negotiated with a different lead investor with resulting terms specific to each deal.  Thus, there is virtually no commonality among the three private placements that would suggest integration, not in terms of type or price of security, common investors, time of offering or common use of proceeds.  The common feature for all of the transactions is that they represent completed private placements in which the investors’ funds were fully committed, at market risk and irrevocably paid at closing.  As part of the Company’s post-closing obligations to the investors, the Company then files to register the shares issuable pursuant to those private placements on a resale basis.  This is the same process the Company has followed in connection with more than a half-dozen private placements over the past 5+ years, all of which have been declared effective by the SEC as part of prior registration statements, most of which were filed on Form S-3.  Substantively, there is nothing materially different about this filing other than the Company is filing it on Form S-1 because it is no longer S-3 eligible as a result of its move from Nasdaq Capital Market to the OTC Bulletin Board this past summer.

The Size of the Transaction

The issue raised by the staff is whether the offering described in the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being offered.  Interpretation 20 of the staff’s Telephone Interpretations provides that “secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates own more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is

Securities and Exchange Commission

December 18, 2006

acting as an underwriter on behalf of the issuer.  However, if the percentage is too high, it must examined on a case by case basis.”

Although the Company is not S-3 eligible, the Company believes the same logic regarding the percentage of shares owned could be applied to this case.  The Company is registering the resale of approximately 23.7 million shares for the selling shareholders listed in the new S-1, of which 12.5 million are being registered for Gottbetter Capital Master, Ltd. (“Gottbetter”), the sole investor in the September 2006 Financing.  Although the 23.7 million shares represents more than twice the number of shares of common stock currently outstanding (approximately 10 million), we note that it represents only approximately 48% of the approximately 49.0 million fully diluted shares of the Company and Gottbetter’s 12.5 million shares represents only 25.5% of the fully diluted number.   Not only are these numbers below the 50% figure referenced in the Telephone Interpretations, but the Company believes that it is also relevant to note that pursuant to the terms of the investment documents for the September 2006 Financing, the Company cannot issue any shares that would cause Gottbetter to own more than 4.9% of the Company’s outstanding common stock at any given time.  Moreover, the terms of the preferred stock and warrants issued in the December 2005 financing carry the same 4.9% restriction. This restriction places a very meaningful limitation on the number of shares that the Company would ever issue to the selling stockholders under the new S-1.  To date, no shares of common stock have been issued to Gottbetter and no shares of common stock representing antidilution shares have been issued to any of the other investors listed in the new S-1.  Of the approximately 23.7 million shares being registered for resale under the new S-1, only approximately 0.2 million of them represent actual shares of common stock outstanding as of the date hereof.  The remaining 23.5 million shares are merely issuable upon exercise or conversion of preferred stock, warrants and convertible notes, all of which are currently out-of-the-money.  This means that, absent a significant increase in the Company’s trading price and trading volume, these investors have been, and will remain, at full economic risk for loss of their entire investment and such shares might never be issued or ever resold under the S-1.

We note that case law has consistently held that 4.9% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934.  See:  Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l, No. 00-7630.  Although the matter at hand does not relate directly to Section 16(b), the Company believes that this position is relevant to the determination of who is an “affiliate” for purposes of Telephone Interpretation H20.  For these reasons, among others, the Company respectfully submits that none of the selling stockholders listed in the new S-1 is an affiliate of the Company and that this offering qualifies as a valid secondary offering.

Securities and Exchange Commission

December 18, 2006

Interpretation 29 of Section D, Rule 415, Form S-3, provides that “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult one, not merely a question of who received the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer.”

The Company’s analysis of these factors, as used to reach its determination as to a valid secondary offering, follows:

1.  How long the selling shareholders have held the shares:

The approximately 13.7 million shares being registered on the new S-1 as part of the September 2006 Financing are issuable pursuant to securities that have been held for more than two months from completion of such private placement.  The other approximately 10.0 million antidilution shares being registered in connection with the Preferred Stock Financings are issuable pursuant to securities that have been held for more than eight months and some for more than one year.  As regards to the shares registered for resale under the Post-Effective Amendment, the Company notes that all of them are issuable pursuant to securities that have been held at least eight months, and in some cases more than two or three years.

There is very limited trading volume in the Company’s common stock, and the Company believes that the sale into the public market of any significant portion of the 23.7 million shares being registered would dramatically reduce the price such sellers would receive, thereby severely reducing the value of their investment in the Company.  The Company would have preferred to issue shares of common stock to the investors covered by this registration statement rather than preferred stock and convertible notes, but the structure of the private placements was negotiated to give these investors preference on liquidation and, in the case of the noteholders (representing 12.5 million of the shares), the right to have their investment repaid in cash in the event they never elect to convert to common stock.  Given that the conversion price of the preferred stock and the convertible notes ($0.30 per share) is currently significantly below the recent trading price of the common stock, the Company believes it is unlikely that the selling shareholders can or will convert to common stock and sell shares pursuant to the registration statement in the near future, thereby extending their likely holding period with respect to the Company’s securities.

Securities and Exchange Commission

December 18, 2006

2.  Circumstances under which the investors received their shares:

As described above, the investors received their shares pursuant to valid and completed private placement transactions, each of which was separate and distinct from each other.  The investors have been at market risk for their entire investment since the date of their respective private placement closings.  None of the shares were issued in connection with an equity line arrangement.  The Company will receive no proceeds from the resale of any of the shares by the selling stockholders.  The investors could not, after they paid for and acquired their shares in the private placements, immediately turn around and sell them in the public market.  The certificates representing the securities issued in the private placements all bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

3.  The Investors’ relationship to the issuer:

All of the selling stockholders in the new S-1 are either private investment funds, individual investors or placement agents.  Mr. Kannan, who is a member of the Company’s Board of Directors and is the Company’s Chief Executive Officer, invested a total de minimus amount of $25,000 on a “tag-along” basis in the December 2005 private placement on the same terms as the outside investors.  As such, he has only 36,806 shares being registered in the offering, which represents less than 2/10ths of 1% of the total offering amount.  The only selling stockholders not subject to the 4.9% ownership limitation described above are Barry Fingerhut and David Holzer.  Mr. Fingerhut has been an investor in the Company for more than ten years and, to the Company’s knowledge, has never sold any of his shares pursuant to a resale registration statement or otherwise.  Likewise, Mr. Holzer has been an investor in the Company for several years and, to the Company’s knowledge, has never sold any of his shares.  Neither Mr. Fingerhut nor Mr. Holzer are officers or directors of the Company or has any right to elect or appoint members to the Board or otherwise exercise control over the Company.  Each of them are long-term, private investors, whose investments in VCampus have been at market risk for a substantial period of time.  Accordingly, the Company respectfully submits that none of the shares being registered for resale under the new S-1 are being sold by or on behalf of the Company.

4.  The amount of shares involved:

See the Company’s discussion above under the heading “The Size of the Transaction.”

5.  Whether the sellers are in the business of underwriting securities.

All of the selling stockholders in the new S-1 are either private investment funds, individual investors or placement agents.  Except as disclosed below, to the Company’s

Securities and Exchange Commission

December 18, 2006

knowledge and based on inquiry, none of selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.  Carter Securities, LLC, the placement agent for the September 2006 Financing, is a registered broker-dealer.  Each of the selling stockholders has advised the Company that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase of the shares to be resold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the Company’s knowledge, neither Gottbetter nor any of the other selling stockholders is in the business of underwriting securities.  No issuance of shares covered by this registration were conditioned on the prior effectiveness of a registration statement or otherwise on the selling stockholder’s ability to resell the underlying shares

6.  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

Given the nature of the private placement transactions pursuant to which the shares were issued and the characteristics of the investors who purchased the shares, as described above, the Company respectfully submits that no selling stockholder is acting as a conduit or “alter ego” of the Company.  Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s private placement transactions.  Acting as a conduit for the offer and sale of the Company’s securities would not be in the best interests of the selling stockholders, as they would currently be unable to sell the shares of common stock issuable upon conversion of their convertible securities for a comparable price in the market.  The market for the Company’s common stock is extremely thin, and unable to support the sale of so many shares.

In connection with this response letter, the Company acknowledges that:

(1)          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)          The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Securities and Exchange Commission

December 18, 2006

The Company respectfully submits that the foregoing response is appropriately responsive to the staff’s comment contained in the comment letter.  The Company advises the staff that it currently intends to seek acceleration of the effective date of the Registration Statement to as early as possible.  Accordingly, we request that if the staff has any further comments, the staff direct them to the undersigned as soon as practicable.  We appreciate the responsiveness of the staff to date.

Sincerely,

/s/ Kevin A. Prakke
Kevin A. Prakke

cc:                                 Nat Kannan
Christopher Nelson